1201 MAIN STREET, 22ND FLOOR (29201-3226)

POST OFFICE BOX 11889 (29211-1889)

COLUMBIA, SOUTH CAROLINA

TELEPHONE 803.779.3080

FACSIMILE 803.765.1243

WEBSITE WWW.HSBLAWFIRM.COM

GEORGE S. KING, JR.

DIRECT DIAL NUMBER 803.540.7818

EMAIL CKING@HSBLAWFIRM.COM

November 28, 2005

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0408

Re:	Carolina National Corporation, Columbia, South Carolina
Form SB-2, amendment number 1, filed November 15, 2005
File Number 333-128744
Form 10-KSB, for the year ended December 31, 2004
File Number 0-50257

Dear Mr. Windsor:

Accompanying this letter is Amendment No. 2 to the above referenced Registration Statement on Form SB-2. The Registration Statement has been changed to address the comments in your November 22, 2005 letter addressed to Roger B. Whaley, President of Carolina National Corporation. This letter sets forth each of the comments in your letter followed by the Company’s responses.

Form SB-2

Underwriting, page 62

1.	We note your response to prior comment 14. Please revise your disclosure to clarify that, in the event that there is a change in the offering price, those persons who have purchased shares prior to the change or in reliance upon the older version of the prospectus will have the opportunity to make a new investment decision, in which they will have their funds returned and will then have the opportunity to reinvest in Carolina National at the new price.

Response:

After consultation with the underwriter regarding the practical possibility of any change in the offering price, the last sentence of the second paragraph (which referred to the possibility of a change) has been deleted.

Mr. Christian Windsor

November 28, 2005

Financial Statements for the period ended September 30, 2005

Note 3: Stock Based Compensation, page F-31

2.	Refer to prior comment 23. We note in your response that you initially used the contractual life of the options as its expected life in determining the fair value of the options, which is not consistent with the requirements of SFAS 123. Please revise to disclose how you determined 7 years to be the appropriate expected life of the options.

Response:

The Company began operating in 2002 and options and warrants were issued at that time with a contractual life of 10 years. Initially the Company used an expected life of 10 years for its Black Scholes calculation in determining the expense associated with the options and warrants. The issuance of options and warrants was new to the Company and it had not carefully evaluated this estimate initially. In 2004, it reevaluated the assumptions used in its Black Scholes calculation. After careful review, it was concluded that an expected life of 10 years was not realistic. In its review the Company considered the vesting periods and expiration dates and the financial circumstances of the holders of the options and warrants and it determined that 7 years was a more appropriate expected life. The Company has added a statement to this effect in the second paragraph of Footnote 3.

3.	Refer to prior comment 23 and revise to disclose if you changed the assumed expected life prospectively or retroactively and how you considered the need to provide APB 20 type disclosures for any restated periods.

Response:

The Company concluded that this change in estimated expected life was a change in accounting estimate in accordance with APB 20. Also, in accordance with APB 20, it changed its estimate on a prospective basis. Since it made its adjustments prospectively, there were no disclosures for restated periods. The Company has added a statement in Footnote 3 stating that this was a prospective change.

4.	Refer to prior comment 23 and revise to disclose how you considered the need to adjust the risk free rate utilized in the fair value calculations based on the change in the expected life. Refer to paragraph 19 of SFAS 123.

Mr. Christian Windsor

November 28, 2005

Response:

In accordance with paragraph 19 of SFAS 123, the Company concluded that it would be inappropriate to change the risk free rate utilized in its fair value calculation. Therefore, the same risk free rate presented in prior disclosures was presented in current disclosures.

5.	Please re-insert the second paragraph of footnote 3 of the interim financial information, which was included in the initial SB-2 or provide similar disclosure discussing the change in the assumed expected life of the options.

Response:

The Company has reinserted the paragraph with changes to reflect the responses to comments 2 and 3 above.

* * * * *

For the convenience of the staff we are separately sending to Mr. Lyon courtesy copies marked to show the changes from Amendment No. 1 to the Registration Statement. Should you need additional information, please do not hesitate to contact me (telephone 803-540-7818, fax 803-765-1243 or e-mail cking@hsblawfirm.com) or Joe Clark (telephone 803-540-7847, fax 803-765-1243 or e-mail jclark@hsblawfirm.com).

Thank you for your assistance.

Very truly yours,

/s/ George S. King, Jr.

George S. King, Jr.

GSK/pd